Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2017 second-quarter

Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2017 second-quarter results

Company remains on track to meet annual production and cost guidance

Strengthened balance sheet, with liquidity position of approximately $2.5 billion

Toronto, Ontario – Aug 2, 2017 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the second-quarter ended June 30, 2017.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 19 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2017 second-quarter highlights:

•	Production[1]: 694,874 gold equivalent ounces (Au eq. oz.), compared with 671,267 Au eq. oz. in Q2 2016.
•	Revenue: $868.6 million, compared with $876.4 million in Q2 2016.
•	Production cost of sales[2]: $660 per Au eq. oz., compared with $731 in Q2 2016.
•	All-in sustaining cost[2]: $910 per Au eq. oz. sold, compared with $988 in Q2 2016. All-in sustaining cost per gold ounce (Au oz.) sold on a by-product basis was $901 in Q2 2017, compared with $976 in Q2 2016.
•	Operating cash flow: $179.7 million, compared with $315.9 million in Q2 2016.
•	Adjusted operating cash flow[2]: $230.8 million for Q2 2017, an increase of 23% compared with $187.2 million for Q2 2016.
•	Adjusted net earnings (loss)[2,3]: $54.9 million, or $0.04 per share, compared with adjusted net loss of $9.8 million, or $0.01 per share, in Q2 2016.
•	Reported net earnings (loss)[3]: Net earnings increased to $33.1 million, or $0.03 per share, compared with a net loss of $25.0 million, or $0.02 per share, in Q2 2016, mainly due to a decrease in production cost of sales.
•	Organic development projects:
o	The Tasiast Phase One expansion continues to advance on time and on budget and is expected to reach full commercial production in Q2 2018. Plant construction is now 55% complete.
o	The Tasiast Phase Two and Round Mountain Phase W feasibility studies are on schedule to be completed in September. The Company expects to make a development decision on both projects at that time.
o	At Bald Mountain, engineering work at the Vantage Complex in the South area is progressing on schedule.
o	In Russia, the Company has started processing ore from the September Northeast satellite deposit near Dvoinoye, while at Moroshka, decline development is on schedule, with construction of surface infrastructure now complete.
•	Outlook: Kinross expects to be within its 2017 guidance for production (2.5 - 2.7 million Au eq. oz.), production cost of sales ($660 - $720 per Au eq. oz.) and all-in sustaining cost ($925 - $1,025 per Au eq. oz.). The Company expects to be within its capital expenditures guidance of $900 million (+/- 5%).
•	Debt offering: On July 6, 2017, Kinross closed its offering of debt securities, consisting of $500.0 million principal amount of 4.50% Senior Notes due 2027. The Company used the net proceeds, along with available cash on hand, to repay its term loan, which was due August 2020.
•	Balance sheet: As of June 30, 2017, Kinross had cash and cash equivalents of $1,061.3 million, and available credit of $1,433.1 million, for total liquidity of approximately $2.5 billion. The Company has no scheduled debt repayments until 2021.

1Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2These figures are non-GAAP financial measures and are defined and reconciled on pages 14 to 18 of this news release.

3Net earnings/loss figures in this release represent “net earnings (loss) attributable to common shareholders”.

p. 1 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

CEO Commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to 2017 second-quarter results:

“We delivered another quarter of strong and consistent operational results, as our portfolio of mines achieved production targets, lowered costs, and generated strong cash flows.

“Our organic development projects are advancing well, and we expect to complete feasibility studies and make a development decision on the Tasiast Phase Two and Round Mountain Phase W expansion projects in September. The Tasiast Phase One expansion project is proceeding as planned and is expected to reach full commercial production in Q2 2018. Our projects in Russia have progressed well, with ore from the September Northeast deposit now being processed at the Kupol mill. We continue to advance Bald Mountain expansion opportunities and expect production to double this year compared with 2016.

“The $500 million debt financing we completed in July enhances our financial flexibility, strengthens our balance sheet, and leaves no debt maturities until 2021.

“We are once again on track to meet our annual company-wide guidance for production and costs, and Kinross remains strongly positioned to continue delivering value for our shareholders.”

p. 2 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Financial results

Summary of financial and operating results

	Three months ended		Six months ended
	June 30,		June 30,
(in millions, except ounces, per share amounts, and per ounce amounts)	2017	2016	2017	2016
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	700,452	675,623	1,378,233	1,367,533
Sold(c)	689,362	690,983	1,341,878	1,355,148

Attributable gold equivalent ounces(a)
Produced(c)	694,874	671,267	1,366,830	1,358,730
Sold(c)	683,584	686,752	1,329,530	1,346,149

Financial Highlights
Metal sales	$868.6	$876.4	$1,664.7	$1,659.0
Production cost of sales	$456.6	$506.7	$915.4	$964.4
Depreciation, depletion and amortization	$204.0	$210.2	$421.5	$403.4
Operating earnings	$104.9	$69.2	$153.5	$112.0
Net earnings (loss) attributable to common shareholders	$33.1	$(25.0)	$167.7	$10.0
Basic earnings (loss) per share attributable to common shareholders	$0.03	$(0.02)	$0.13	$0.01
Diluted earnings (loss) per share attributable to common shareholders	$0.03	$(0.02)	$0.13	$0.01
Adjusted net earnings (loss) attributable to common shareholders(b)	$54.9	$(9.8)	$78.3	$11.4
Adjusted net earnings (loss) per share(b)	$0.04	$(0.01)	$0.06	$0.01
Net cash flow provided from operating activities	$179.7	$315.9	$387.5	$530.4
Adjusted operating cash flow(b)	$230.8	$187.2	$481.7	$394.8
Average realized gold price per ounce	$1,260	$1,266	$1,241	$1,223
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$662	$733	$682	$712
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$660	$731	$680	$709
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$645	$711	$665	$693
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$901	$976	$922	$963
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$910	$988	$931	$972
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,098	$1,027	$1,100	$1,022
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,102	$1,037	$1,103	$1,028

(a)	“Total” includes 100% of Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included on page 14 to 18 of this news release.

(c)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2017 was 73.01:1, compared with 75.06:1 for the second quarter of 2016 and for the first six months of 2017 was 71.46:1, compared with 77.20:1 for the first six months of 2016.

The following operating and financial results are based on second-quarter 2017 gold equivalent production. Production and cost measures are on an attributable basis:

Production: Kinross production increased to 694,874 attributable Au eq. oz. in Q2 2017, compared with production of 671,267 attributable Au eq. oz. in Q2 2016.

Production cost of sales: Production cost of sales per Au eq. oz.2 decreased to $660 for Q2 2017, the lowest since 2011, compared with $731 for Q2 2016, mainly as a result of lower cost of sales per ounce at Round Mountain, Fort Knox, Bald Mountain and Tasiast.

Production cost of sales per Au oz. on a by-product basis2 decreased to $645 in Q2 2017, compared with $711 in Q2 2016, based on Q2 2017 attributable gold sales of 665,858 ounces and attributable silver sales of 1,294,197 ounces.

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 decreased to $910 in Q2 2017, compared with $988 in Q2 2016. All-in sustaining cost per Au oz. sold on a by-product basis2 decreased to $901 in Q2 2017, compared with $976 in Q2 2016.

Average realized gold price: The average realized gold price in Q2 2017 was $1,260 per ounce, compared with $1,266 per ounce in Q2 2016.

Revenue: Revenue from metal sales decreased slightly to $868.6 million in Q2 2017, compared with $876.4 million during the same period in 2016, mainly due to the slightly lower average realized gold price.

p. 3 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Margins: Kinross’ attributable margin per Au eq. oz. sold4 was $600 for Q2 2017, compared with a Q2 2016 margin of $535 per Au eq. oz.

Operating cash flow: Adjusted operating cash flow2 increased by 23% to $230.8 million for Q2 2017, compared with $187.2 million for Q2 2016.

Net operating cash flow was $179.7 million for Q2 2017, compared with $315.9 million for Q2 2016.

Earnings (loss): Adjusted net earnings2,3 increased to $54.9 million, or $0.04 per share, for Q2 2017, compared with a net loss of $9.8 million, or $0.01 per share, for Q2 2016, mainly as a result of a decrease in production cost of sales.

Reported net earnings3 were $33.1 million, or $0.03 per share, for Q2 2017, compared with a net loss of $25.0 million, or $0.02 per share, for Q2 2016. Reported net earnings increased mainly as result of a decrease in production cost of sales.

Capital expenditures: Capital expenditures increased to $200.7 million for Q2 2017, compared with $114.0 million for the same period last year, primarily due to Tasiast Phase One expansion project costs, and increased spending at Paracatu and Bald Mountain.

Operating results

Mine-by-mine summaries for 2017 second-quarter operating results may be found on pages nine and 13 of this news release. Highlights include the following:

Americas

With strong operational performance during the quarter, the region is on track to meet its 2017 guidance range for production and cost of sales per ounce, notwithstanding the temporary curtailment of mining operations at Paracatu.

At Fort Knox, production and cost of sales per ounce were mainly in line with Q1 2017. Production decreased compared with Q2 2016 largely due to a colder spring season that affected heap leach performance, which was offset by an increase in mill grades. Cost of sales per ounce was lower year-over-year mainly due to a decrease in operating waste.

Round Mountain performed strongly during the quarter, with production increasing 12% compared with Q1 2017, and 24% compared with Q2 2016, primarily due to higher mill grades, the highest the mine has reached since 2008. The production increase was also as a result of more ounces recovered from the heap leach primarily as a result of higher grades. Cost of sales per ounce was at its lowest level since 2012, and was substantially lower both year-over-year and quarter-over-quarter mainly due to the higher mill grades. Labour costs also decreased year-over-year.

At Bald Mountain, production increased compared with Q1 2017 and Q2 2016 mainly due to a significant increase of tonnes placed on the heap leach pads, and ounces recovered. Cost of sales decreased compared with Q1 2017 mainly due to lower contractor costs and was lower year-over-year mainly due to a decrease in contractor and maintenance costs. The mine is expected to substantially increase production in the second half of the year due to mine sequencing and timing from the heap leach and is on track to double production for 2017 compared with full-year 2016.

4Attributable margin per equivalent ounce sold is a non-GAAP measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 4 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kettle River-Buckhorn outperformed during the quarter, as production increased compared with Q1 2017 and Q2 2016, with cost of sales per ounce decreasing mainly due to higher grades. While the last batch of ore was hauled from Buckhorn in July, the mill is expected to continue to process stockpiles, with minimal production expected in the third quarter. The small-footprint, high-grade underground mine performed strongly during its nine-year mine life and exceeded expectations, with mine life originally slated to end in 2015. Exploration in the region continues in 2017.

At Paracatu, production was higher compared with Q1 2017 and Q2 2016 mainly due to higher recoveries. Cost of sales per ounce decreased compared with Q1 2017 mainly due to the higher recoveries, and was higher compared with Q2 2016 primarily due to more operating waste mined and unfavourable foreign exchange movements.

At the beginning of July, the expected temporary curtailment of mining and Plant 2 operations commenced at Paracatu due to the lower than average rainfall in the area. The Company’s 2017 production guidance took into account the potential curtailment and is not expected to be impacted at this time. The expected production impact has been partly mitigated by the tailings reprocessing initiative, which is expected to increase in the third quarter at Plant 1, while Plant 2 maintenance has been brought forward to coincide with the downtime. The production from the tailings reprocessing is expected to be approximately 25,000 - 35,000 gold ounces in the third quarter, with a processing rate of approximately 50,000 t/d at Plant 1. The Company also continued to implement water mitigation efforts, including an enhanced water pumping system, securing water rights, and installment of wells around the site. Curtailment of mining and Plant 2 operations will continue until the water balance allows for production to resume, which is expected in Q4 when the rainy season begins.

At Maricunga, production from the rinsing of the heap materials placed on the pads prior to the suspension of mining activities continued to produce better than expected results. Cost of sales per ounce was lower quarter-over-quarter and year-over-year due to higher ounces recovered. While the rinsing of the pads is now expected to continue for the remainder of the year, production is expected to be minimal and lower than the first half of 2017.

Russia

The region performed well in Q2 2017 and is expected to meet its 2017 production and cost of sales per ounce guidance. Kupol and Dvoinoye production was slightly higher compared with Q1 2017 primarily due to an increase in ore processed, and was lower compared with Q2 2016 mainly due to the anticipated lower grades. Cost of sales per ounce remain among the lowest in the portfolio, but increased compared with Q1 2017 mainly due to lower grades and more operating waste mined, and increased compared with Q2 2016 mainly due to a decline in gold equivalent ounces sold and unfavourable foreign exchange rates.

West Africa

The region had solid performance during the quarter and is on track to meet its 2017 guidance for production and cost of sales per ounce. Tasiast production was lower compared with Q1 2017 primarily due to lower mill grades and a decrease in ore processed, with cost of sales per ounce higher primarily due to higher contractor costs and lower grades. Production and cost of sales per ounce outperformed Q2 2016 results due to the strike and suspension of mining last year.

At Chirano, production was slightly lower compared with Q1 2017 mainly due to less ore mined, and was 28% higher compared with Q2 2016 mainly due to higher grades as the operation ended open pit mining and transitioned to mining the underground Paboase and Akoti deposits. Cost of sales per ounce was higher quarter-over-quarter mainly due to increased maintenance costs and was 22% lower year-over-year mainly due to better grades and lower operating waste.

p. 5 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Organic development projects

Tasiast Phase One project development is progressing well, and continues to be on time and on budget, with full commercial production expected in Q2 2018. Plant construction is now 55% complete, with 85% of all equipment and materials now onsite. Installation of the SAG mill’s outer shell is now complete and mechanical work has commenced. The oxygen plant has now been commissioned, with the tailings storage facility expected to be commissioned shortly. Concrete works and foundations for the primary crusher, apron feeder and cyclone towers have been completed and heavy mechanical work has now commenced at all three facilities. Installation of three new leach tanks is progressing, and installation of the conveyor is expected to begin shortly. Phase One is expected to increase plant throughput to 12,000 t/d from 8,000 t/d.

The Tasiast Phase Two and Round Mountain Phase W feasibility studies are advancing well and expected to be completed in September, when the Company expects to make a development decision on both expansion projects. The Tasiast Phase Two expansion contemplates installing an additional 18,000 t/d of throughput capacity, for a total combined capacity of 30,000 t/d for both phases. The Round Mountain Phase W expansion project is expected to extend mine life at one of Kinross’ most consistent operations located in one of the best mining jurisdictions in the world.

At Bald Mountain, detailed engineering work at the Vantage Complex in the South area is progressing on schedule. The project team has now been established and the execution plan is being developed. The permitting process is proceeding as planned and major construction work is expected to begin in the first half of 2018. The proposed heap leach pad and associated processing facilities and infrastructure is expected to accommodate a total capacity of 68 million tonnes of ore.

Development at Kinross’ Russian development projects are in their advanced stages. At the Moroshka satellite deposit, located approximately four kilometres from Kupol, decline development is on schedule, with construction of surface infrastructure now complete. The Company began processing ore from the September Northeast satellite deposit at the Kupol mill in June 2017. September Northeast, which is located approximately 15 kilometres from Dvoinoye, was completed on budget and on schedule.

Exploration

Kinross’ exploration efforts continued to focus within the footprint of existing mines and the immediate surrounding districts. During the first half of the year, a total of approximately 113,000 metres of drilling was completed for brownfield exploration, representing 54% of the 2017 brownfield drilling program. Highlights from the first half of 2017 include:

▪	Kupol: A total of approximately 44,000 metres was drilled at Kupol in the first half of 2017, including approximately 21,400 metres of infill drilling completed at the north and south strike extensions of the Kupol main vein. The infill drilling program continues to show encouraging results. The program is expected to be completed in Q3 2017, after which geological modelling and evaluation will commence to determine potential mineral reserve conversions and mineral resource additions for end of year.

▪	Tasiast Sud: The majority of exploration activities at Tasiast in the first half of 2017 were conducted in the Tasiast Sud area within the C613 and C615 deposits, which are located immediately south of the Tasiast mine and west of the Tamaya deposit. Approximately 12,800 metres of drilling was completed and results have been encouraging. As a result, Kinross is commencing an accelerated infill drilling program in the area, with the goal of potential mineral resource additions at year end. The Company has also initiated a pre-feasibility study on the potential for a dump leach operation at Tasiast Sud, combining material from Tamaya, C613 and C615. The majority of mineralization at both C613 and C615 is within a banded iron formation, with C613 defined over an approximate two kilometre mineralized strike open to the south and north, and C615 defined over a three kilometre strike.

▪	Bald Mountain: Exploration activities are continuing to focus on pit extensions and targets identified in 2016. Drilling results from the Vantage Complex deposit, including the Vantage South extension, Saddle and Luxe, along with drilling at Top, Top Gap and Saga in the North area, have been encouraging.

Debt offering

On July 6, 2017, Kinross closed its offering of debt securities, consisting of $500.0 million principal amount of 4.50% Senior Notes due 2027. Kinross used the net proceeds, along with available cash on hand, to repay its term loan, which was due August 2020. As a result, the Company now has no scheduled debt repayments until 2021.

p. 6 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Balance sheet

As of June 30, 2017, Kinross had cash and cash equivalents of $1,061.3 million, compared with $819.0 million as of March 31, 2017. The Company also had available credit of $1,433.1 million as of June 30, 2017 for total liquidity of approximately $2.5 billion.

On July 28, 2017, the Company extended the maturity date of its $1,500.0 million revolving credit facility by one year from August 10, 2021 to August 10, 2022.

Cerro Casale divestment

On June 9, 2017, Kinross completed an agreement to sell its 25% interest in the Cerro Casale project and its 100% interest in the Quebrada Seca exploration project in Chile to Goldcorp Inc. (“Goldcorp”).

The sale included gross cash proceeds of $260.0 million (which includes $20.0 million for Quebrada Seca), a contingent payment of $40.0 million following a construction decision for Cerro Casale, the assumption by Goldcorp of a $20.0 million contingent payment obligation payable to Barrick Gold Corporation when production at Cerro Casale commences, and a 1.25% royalty on 25% of gross revenues from all metals sold at the properties (with the Company foregoing the first $10.0 million). Additionally on closing, the Company entered into a water supply agreement with the Cerro Casale joint venture to have certain rights to access, up to a fixed amount, water not required by the Cerro Casale joint venture.

Yukon property vend-in

On June 14, 2017, Kinross completed an agreement to sell its 100% interest in the White Gold exploration project for gross cash proceeds of $7.6 million, 17.5 million common shares of White Gold Corp., representing 19.9% of the issued and outstanding shares of White Gold Corp., with a current market value of approximately $28 million, and deferred payments of approximately $11.4 million.

p. 7 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Outlook

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 19 of this news release.

The Company expects to be within its 2017 production guidance range of approximately 2.5 - 2.7 million Au eq. oz., its production cost of sales guidance range of $660 - $720 per Au eq. oz., and its all-in sustaining cost guidance range of $925 - $1,025 per Au eq. oz. sold.

The Company expects to meet its 2017 capital expenditures forecast of approximately $900 million (+/- 5%).

Other operating costs is now expected to be $80 - $90 million for 2017, compared with the previous $60 million forecast, mainly as a result of the temporary curtailment at Paracatu and VAT and other tax related items at Tasiast.

Depreciation, depletion and amortization is now expected to be approximately $300 - $325 per Au eq. oz. for 2017, compared with the previous forecast of $350 per Au eq. oz.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, August 3, 2017 at 8:00 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610

Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 1511 followed by #.

Outside of Canada & US – 1-604-638-9010; Passcode – 1511 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This news release should be read in conjunction with Kinross’ 2017 second-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2017 second-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

p. 8 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 9 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended June 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2017	2016	2017	2016	2017	2016	2017	2016

Fort Knox	91,848	97,221	91,237	97,625	$57.9	$77.4	$635	$793
Round Mountain	115,191	92,813	108,811	91,646	69.7	71.3	641	778
Bald Mountain	49,881	32,704	54,308	35,508	41.4	43.2	762	1,217
Kettle River - Buckhorn	30,966	25,031	30,858	24,808	12.4	18.2	402	734
Paracatu	138,869	126,774	137,056	126,365	99.5	87.5	726	692
Maricunga	15,624	44,304	7,415	45,362	1.9	42.6	256	939
Americas Total	442,379	418,847	429,685	421,314	282.8	340.2	658	807

Kupol	146,013	183,638	149,187	198,890	80.5	82.9	540	417
Russia Total	146,013	183,638	149,187	198,890	80.5	82.9	540	417

Tasiast	56,278	29,577	52,703	28,467	42.1	35.3	799	1,240
Chirano (100%)	55,782	43,561	57,787	42,312	51.2	48.3	886	1,142
West Africa Total	112,060	73,138	110,490	70,779	93.3	83.6	844	1,181

Operations Total	700,452	675,623	689,362	690,983	456.6	506.7	662	733
Less Chirano non-controlling interest (10%)	(5,578)	(4,356)	(5,778)	(4,231)	(5.1)	(4.8)
Attributable Total	694,874	671,267	683,584	686,752	$451.5	$501.9	$660	$731

Six months ended June 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2017	2016	2017	2016	2017	2016	2017	2016

Fort Knox	184,886	185,021	185,978	185,514	$116.4	$139.6	$626	$753
Round Mountain	217,940	185,739	212,909	182,120	145.2	131.7	682	723
Bald Mountain	96,958	53,126	95,955	46,705	75.2	56.3	784	1,205
Kettle River - Buckhorn	55,532	53,343	55,753	53,072	26.1	40.4	468	761
Paracatu	246,965	246,150	240,332	243,455	197.4	167.4	821	688
Maricunga	51,625	103,380	15,986	102,852	4.9	89.9	307	874
Americas Total	853,906	826,759	806,913	813,718	565.2	625.3	700	768

Kupol	289,391	376,088	292,668	374,581	152.3	161.1	520	430
Russia Total	289,391	376,088	292,668	374,581	152.3	161.1	520	430

Tasiast	120,901	76,655	118,815	76,858	89.1	82.5	750	1,073
Chirano (100%)	114,035	88,031	123,482	89,991	108.8	95.5	881	1,061
West Africa Total	234,936	164,686	242,297	166,849	197.9	178.0	817	1,067

Operations Total	1,378,233	1,367,533	1,341,878	1,355,148	915.4	964.4	682	712
Less Chirano non-controlling interest (10%)	(11,403)	(8,803)	(12,348)	(8,999)	(10.9)	(9.6)
Attributable Total	1,366,830	1,358,730	1,329,530	1,346,149	$904.5	$954.8	$680	$709

p. 10 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(unaudited expressed in millions of United States dollars, except share amounts)

	As at
	June 30,	December 31,
	2017	2016

Assets
Current assets
Cash and cash equivalents	$1,061.3	$827.0
Restricted cash	12.7	11.6
Accounts receivable and other assets	138.3	127.3
Current income tax recoverable	54.0	111.9
Inventories	971.8	986.8
Unrealized fair value of derivative assets	11.6	16.1
	2,249.7	2,080.7
Non-current assets
Property, plant and equipment	4,821.9	4,917.6
Goodwill	162.7	162.7
Long-term investments	200.2	142.9
Investments in associate and joint ventures	23.9	163.6
Unrealized fair value of derivative assets	2.2	6.0
Other long-term assets	481.6	411.3
Deferred tax assets	92.3	94.5
Total assets	$8,034.5	$7,979.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$432.4	$464.8
Current income tax payable	20.5	72.6
Current portion of provisions	86.0	93.2
Current portion of unrealized fair value of derivative liabilities	0.5	7.1
	539.4	637.7
Non-current liabilities
Long-term debt	1,734.5	1,733.2
Provisions	868.9	861.2
Other long-term liabilities	161.4	172.2
Deferred tax liabilities	369.3	390.7
Total liabilities	3,673.5	3,795.0

Equity
Common shareholders’ equity
Common share capital	$14,902.5	$14,894.2
Contributed surplus	233.6	238.3
Accumulated deficit	(10,858.4)	(11,026.1)
Accumulated other comprehensive income	46.7	39.1
Total common shareholders’ equity	4,324.4	4,145.5
Non-controlling interest	36.6	38.8
Total equity	4,361.0	4,184.3
Total liabilities and equity	$8,034.5	$7,979.3

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,246,993,687	1,245,049,712

p. 11 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(unaudited expressed in millions of United States dollars, except per share and share amounts)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016

Revenue
Metal sales	$868.6	$876.4	$1,664.7	$1,659.0

Cost of sales
Production cost of sales	456.6	506.7	915.4	964.4
Depreciation, depletion and amortization	204.0	210.2	421.5	403.4
Total cost of sales	660.6	716.9	1,336.9	1,367.8
Gross profit	208.0	159.5	327.8	291.2
Other operating expense	46.2	36.1	61.2	70.0
Exploration and business development	24.9	21.8	45.9	38.5
General and administrative	32.0	32.4	67.2	70.7
Operating earnings	104.9	69.2	153.5	112.0
Other income (expense) - net	10.7	3.7	124.7	13.2
Equity in earnings (losses) of associate and joint ventures	(0.5)	(0.1)	(0.9)	0.1
Finance income	2.6	1.9	6.1	3.5
Finance expense	(28.0)	(32.3)	(57.0)	(65.5)
Earnings before tax	89.7	42.4	226.4	63.3
Income tax expense - net	(58.0)	(69.4)	(60.9)	(56.7)
Net earnings (loss)	$31.7	$(27.0)	$165.5	$6.6
Net earnings (loss) attributable to:
Non-controlling interest	$(1.4)	$(2.0)	$(2.2)	$(3.4)
Common shareholders	$33.1	$(25.0)	$167.7	$10.0
Earnings (loss) per share attributable to common shareholders

Basic	$0.03	$(0.02)	$0.13	$0.01
Diluted	$0.03	$(0.02)	$0.13	$0.01

Weighted average number of common shares outstanding (millions)
Basic	1,247.0	1,244.2	1,246.2	1,208.9
Diluted	1,257.4	1,244.2	1,256.1	1,219.4

p. 12 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(unaudited expressed in millions of United States dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
Net inflow (outflow) of cash related to the following activities:

Operating:
Net earnings (loss)	$31.7	$(27.0)	$165.5	$6.6
Adjustments to reconcile net earnings (loss) to net cash provided from operating activities:
Depreciation, depletion and amortization	204.0	210.2	421.5	403.4
Gain on disposition of associate and other interests - net	(11.0)	-	(11.0)	-
Reversal of impairment charges	-	-	(97.0)	-
Equity in losses (earnings) of associate and joint ventures	0.5	0.1	0.9	(0.1)
Share-based compensation expense	3.3	3.3	6.6	7.1
Finance expense	28.0	32.3	57.0	65.5
Deferred tax recovery	(4.1)	(45.0)	(17.2)	(104.0)
Foreign exchange losses (gains) and other	(21.6)	13.3	(44.6)	16.3
Changes in operating assets and liabilities:
Accounts receivable and other assets	(7.1)	4.9	43.1	3.6
Inventories	(10.8)	49.6	(5.1)	83.9
Accounts payable and accrued liabilities	57.0	101.0	(17.8)	115.0
Cash flow provided from operating activities	269.9	342.7	501.9	597.3
Income taxes paid	(90.2)	(26.8)	(114.4)	(66.9)
Net cash flow provided from operating activities	179.7	315.9	387.5	530.4

Investing:
Additions to property, plant and equipment	(200.7)	(114.0)	(379.6)	(253.5)
Business acquisition	-	22.0	-	(588.0)
Net additions to long-term investments and other assets	(5.5)	(9.0)	(15.1)	(20.1)
Net proceeds from the sale of property, plant and equipment	3.7	2.5	4.8	6.9
Net proceeds from disposition of associate and other interests	267.5	-	267.5	-
Increase in restricted cash	(0.3)	(0.5)	(1.1)	(0.9)
Interest received and other	1.2	0.9	3.3	1.5
Net cash flow provided from (used in) investing activities	65.9	(98.1)	(120.2)	(854.1)
Financing:
Issuance of common shares on exercise of options	0.7	1.0	0.8	1.0
Proceeds from issuance of equity	-	-	-	275.7
Interest paid	(2.8)	(3.6)	(34.5)	(33.2)
Other	(0.5)	-	(0.5)	-
Net cash flow provided from (used in) financing activities	(2.6)	(2.6)	(34.2)	243.5
Effect of exchange rate changes on cash and cash equivalents	(0.7)	2.6	1.2	4.5
Increase (decrease) in cash and cash equivalents	242.3	217.8	234.3	(75.7)
Cash and cash equivalents, beginning of period	819.0	750.4	827.0	1,043.9
Cash and cash equivalents, end of period	$1,061.3	$968.2	$1,061.3	$968.2

p. 13 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	(‘000 tonnes)	(‘000 tonnes)	(‘000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q2 2017	100	5,353	3,069	5,830	0.86	0.26	84%	91,848	91,237	$57.9	$635	$21.4	$20.0
		Q1 2017	100	5,242	2,933	3,885	0.75	0.23	83%	93,038	94,741	58.5	617	28.0	22.5
		Q4 2016	100	9,864	3,235	7,226	0.79	0.28	83%	114,427	115,101	82.8	719	23.2	22.5
		Q3 2016	100	8,959	3,270	9,507	0.68	0.26	85%	110,396	107,444	79.8	743	13.8	20.4
		Q2 2016	100	6,141	3,467	4,914	0.64	0.28	83%	97,221	97,625	77.4	793	15.2	22.3
	Round Mountain	Q2 2017	100	8,136	979	5,685	1.35	0.52	78%	115,191	108,811	$69.7	$641	$8.6	$28.3
		Q1 2017	100	5,947	951	4,548	1.14	0.51	82%	102,749	104,098	75.5	725	6.3	28.9
		Q4 2016	100	7,488	865	6,054	0.99	0.43	78%	99,310	107,313	86.6	807	28.5	33.6
		Q3 2016	100	5,392	953	5,426	0.98	0.43	82%	93,215	88,477	73.7	833	14.8	24.2
		Q2 2016	100	6,632	942	5,533	0.80	0.40	80%	92,813	91,646	71.3	778	12.3	20.8
	Bald Mountain (8)	Q2 2017	100	5,174	-	5,159	-	0.58	nm	49,881	54,308	$41.4	$762	$15.6	$16.2
		Q1 2017	100	3,660	-	3,660	-	0.69	nm	47,077	41,647	33.8	812	15.7	14.1
		Q4 2016	100	3,627	-	3,627	-	0.72	nm	44,343	34,585	44.5	1,287	17.7	17.3
		Q3 2016	100	3,081	-	3,081	-	0.66	nm	32,675	30,174	30.9	1,024	16.6	10.7
		Q2 2016	100	2,182	-	2,182	-	0.48	nm	32,704	35,508	43.2	1,217	4.5	8.6
	Kettle River- Buckhorn	Q2 2017	100	91	95	-	11.45	-	90%	30,966	30,858	$12.4	$402	$-	$0.1
		Q1 2017	100	98	96	-	9.95	-	93%	24,566	24,895	13.7	550	-	0.4
		Q4 2016	100	128	122	-	8.49	-	94%	30,690	30,862	15.5	502	-	-
		Q3 2016	100	123	111	-	8.14	-	94%	28,241	28,104	17.1	608	-	-
		Q2 2016	100	101	101	-	7.40	-	93%	25,031	24,808	18.2	734	-	-
	Paracatu	Q2 2017	100	10,422	13,333	-	0.43	-	77%	138,869	137,056	$99.5	$726	$31.4	$36.7
		Q1 2017	100	10,226	11,892	-	0.38	-	73%	108,096	103,276	97.9	948	25.9	33.5
		Q4 2016	100	10,675	11,962	-	0.44	-	73%	124,975	127,576	101.5	796	47.9	40.9
		Q3 2016	100	12,597	11,084	-	0.48	-	73%	111,889	111,796	77.5	693	34.0	31.0
		Q2 2016	100	12,109	12,331	-	0.44	-	70%	126,774	126,365	87.5	692	15.9	35.4
	Maricunga (8)	Q2 2017	100	-	-	-	-	-	nm	15,624	7,415	$1.9	$256	$0.1	$0.6
		Q1 2017	100	-	-	-	-	-	nm	36,001	8,571	3.0	350	0.1	1.2
		Q4 2016	100	-	-	-	-	-	nm	32,899	33,360	17.8	534	2.1	1.2
		Q3 2016	100	766	-	779	-	0.68	nm	39,253	39,458	37.5	950	0.9	10.8
		Q2 2016	100	1,346	-	1,475	-	0.61	nm	44,304	45,362	42.6	939	1.3	11.6
Russia	Kupol (3)(4)(6)	Q2 2017	100	489	440	-	9.78	-	95%	146,013	149,187	$80.5	$540	$15.4	$44.5
		Q1 2017	100	448	417	-	10.23	-	95%	143,378	143,481	71.8	500	5.4	55.0
		Q4 2016	100	503	426	-	12.46	-	95%	180,023	179,912	80.8	449	21.1	63.1
		Q3 2016	100	492	440	-	11.79	-	95%	178,032	181,508	82.4	454	24.8	60.9
		Q2 2016	100	513	428	-	12.75	-	95%	183,638	198,890	82.9	417	15.1	59.9
West Africa	Tasiast	Q2 2017	100	975	728	87	2.35	0.59	93%	56,278	52,703	$42.1	$799	$95.2	$18.8
		Q1 2017	100	1,037	746	75	2.41	0.50	92%	64,623	66,112	47.0	711	71.1	25.3
		Q4 2016	100	1,683	736	454	2.39	0.46	91%	63,728	61,318	58.7	957	68.7	29.4
		Q3 2016	100	2,462	457	1,585	1.78	0.45	91%	34,793	30,793	38.1	1,237	36.3	22.0
		Q2 2016	100	1,937	489	1,542	1.39	0.45	92%	29,577	28,467	35.3	1,240	36.0	22.3
	Chirano - 100%	Q2 2017	90	613	822	-	2.48	-	92%	55,782	57,787	$51.2	$886	$10.1	$36.8
		Q1 2017	90	845	852	-	2.25	-	92%	58,253	65,695	57.6	877	17.9	34.5
		Q4 2016	90	864	811	-	2.55	-	92%	62,106	53,400	41.2	772	14.3	28.4
		Q3 2016	90	858	918	-	2.35	-	92%	61,817	62,573	53.0	847	9.5	30.0
		Q2 2016	90	547	882	-	1.72	-	91%	43,561	42,312	48.3	1,142	11.1	25.8
	Chirano - 90%	Q2 2017	90	613	822	-	2.48	-	92%	50,204	52,009	$46.1	$886	$9.1	$33.1
		Q1 2017	90	845	852	-	2.25	-	92%	52,428	59,125	51.8	877	16.1	31.1
		Q4 2016	90	864	811	-	2.55	-	92%	55,896	48,060	37.1	772	12.9	25.6
		Q3 2016	90	858	918	-	2.35	-	92%	55,635	56,316	47.7	847	8.5	27.0
		Q2 2016	90	547	882	-	1.72	-	91%	39,205	38,081	43.5	1,142	10.0	23.2

(1)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q2 (2017) 78.20 g/t, 84.7%, Q1 (2017) 83.03 g/t, 85.4%; Q4 (2016) 99.05 g/t, 86.6%; Q3 (2016) 104.36 g/t, 90.0%; Q2 (2016) 105.89 g/t, 86.5%
(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q2 2017: 73.01:1, Q1 2017: 69.99:1; Q4 2016: 70.88:1; Q3 2016: 68.05:1; Q2 2016: 75.06:1
(6)	Dvoinoye ore processed and grade were as follows: Q2 (2017) 111,664 tonnes, 15.79, Q1 (2017) 120,255 tonnes, 14.67 g/t ; Q4 (2016) 120,000 tonnes, 21.24 g/t ; Q3 (2016) 117,814 tonnes, 18.96 g/t ; Q2 (2016) 118,057 tonnes, 22.42 g/t
(7)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.
(8)	“nm” means not meaningful.

p. 14 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) to adjusted net earnings (loss) for the periods presented:

	Adjusted Earnings
(in millions, except per share amounts)	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Net earnings (loss) attributable to common shareholders - as reported	$33.1	$(25.0)	$167.7	$10.0

Adjusting items:
Foreign exchange (gains) losses	(0.2)	6.2	2.4	9.0
Gain on disposition of associate and interests and other assets - net	(9.1)	(3.0)	(9.6)	(6.5)
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on
deferred income taxes within income tax expense	5.6	(31.6)	1.2	(37.8)
Acquisition costs	-	-	-	7.8
Taxes in respect of prior years	24.4	24.0	29.1	17.5
Reversal of impairment charges(b)	-	-	(97.0)	-
Tasiast and Maricunga suspension related costs	-	22.7	-	22.7
Chile weather event related costs	1.6	-	1.6	-
Insurance recoveries	-	(13.0)	(17.5)	(13.0)
Other(c)	1.6	6.9	1.2	(1.0)
Tax effect of the above adjustments	(2.1)	3.0	(0.8)	2.7
	21.8	15.2	(89.4)	1.4
Adjusted net earnings (loss) attributable to common shareholders	$54.9	$(9.8)	$78.3	$11.4
Weighted average number of common shares outstanding - Basic	1,247.0	1,244.2	1,246.2	1,208.9
Adjusted net earnings (loss) per share	0.04	(0.01)	0.06	0.01

(a) In 2016, the Company amended its presentation of the reconciliation of net earnings to adjusted net earnings by presenting the adjusting items on a pre-tax basis and including their tax impact as a separate line item. As a result, the comparative period has been recast to reflect this change in presentation.

(b) During the six months ended June 30, 2017, the Company recognized a reversal of impairment charges related to the disposal of its 25% interest in Cerro Casale.

(c) Other includes non-hedge derivatives losses (gains), transaction costs and restructuring costs.

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 15 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(in millions)	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Net cash flow provided from operating activities - as reported	$179.7	$315.9	$387.5	$530.4

Adjusting items:
Working capital changes:
Accounts receivable and other assets	7.1	(4.9)	(43.1)	(3.6)
Inventories	10.8	(49.6)	5.1	(83.9)
Accounts payable and other liabilities, including taxes	33.2	(74.2)	132.2	(48.1)
	51.1	(128.7)	94.2	(135.6)
Adjusted operating cash flow	$230.8	$187.2	$481.7	$394.8

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per
	Equivalent Ounce Sold
	Three months ended		Six months ended
(in millions, except ounces and production cost of sales per equivalent ounce)	June 30,		June 30,
	2017	2016	2017	2016

Production cost of sales - as reported	$456.6	$506.7	$915.4	$964.4
Less: portion attributable to Chirano non-controlling interest	(5.1)	(4.8)	(10.9)	(9.6)
Attributable production cost of sales	$451.5	$501.9	$904.5	$954.8

Gold equivalent ounces sold	689,362	690,983	1,341,878	1,355,148
Less: portion attributable to Chirano non-controlling interest	(5,778)	(4,231)	(12,348)	(8,999)
Attributable gold equivalent ounces sold	683,584	686,752	1,329,530	1,346,149
Consolidated production cost of sales per equivalent ounce sold	$662	$733	$682	$712
Attributable production cost of sales per equivalent ounce sold	$660	$731	$680	$709

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

p. 16 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

	Attributable Production Cost of Sales Per Ounce Sold on a By-
	Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Production cost of sales - as reported	$456.6	$506.7	$915.4	$964.4
Less: portion attributable to Chirano non-controlling interest	(5.1)	(4.8)	(10.9)	(9.6)
Less: attributable silver revenues	(22.3)	(29.1)	(45.2)	(48.6)
Attributable production cost of sales net of silver by-product revenue	$429.2	$472.8	$859.3	$906.2

Gold ounces sold	671,625	669,251	1,305,431	1,316,741
Less: portion attributable to Chirano non-controlling interest	(5,767)	(4,219)	(12,324)	(8,976)
Attributable gold ounces sold	665,858	665,032	1,293,107	1,307,765
Attributable production cost of sales per ounce sold on a by-product basis	$645	$711	$665	$693

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

p. 17 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce
	Sold on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Production cost of sales - as reported	$456.6	$506.7	$915.4	$964.4
Less: portion attributable to Chirano non-controlling interest(1)	(5.1)	(4.8)	(10.9)	(9.6)
Less: attributable(2) silver revenues(3)	(22.3)	(29.1)	(45.2)	(48.6)
Attributable(2) production cost of sales net of silver by-product revenue	$429.2	$472.8	$859.3	$906.2
Adjusting items on an attributable(2) basis:
General and administrative(4)	32.0	32.4	67.2	70.7
Other operating expense - sustaining(5)	13.9	8.2	20.1	31.7
Reclamation and remediation - sustaining(6)	21.4	32.9	42.2	51.2
Exploration and business development - sustaining(7)	14.0	12.9	24.9	24.4
Additions to property, plant and equipment - sustaining(8)	89.4	90.0	179.1	175.7
All-in Sustaining Cost on a by-product basis - attributable(2)	$599.9	$649.2	$1,192.8	$1,259.9
Other operating expense - non-sustaining(5)	13.0	4.9	19.5	7.4
Reclamation and remediation - non-sustaining(6)	1.5	-	3.1	-
Exploration - non-sustaining(7)	10.7	8.6	20.7	13.6
Additions to property, plant and equipment - non-sustaining(8)	106.2	20.6	185.7	55.0
All-in Cost on a by-product basis - attributable(2)	$731.3	$683.3	$1,421.8	$1,335.9
Gold ounces sold	671,625	669,251	1,305,431	1,316,741
Less: portion attributable to Chirano non-controlling interest(9)	(5,767)	(4,219)	(12,324)	(8,976)
Attributable(2) gold ounces sold	665,858	665,032	1,293,107	1,307,765
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$901	$976	$922	$963
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,098	$1,027	$1,100	$1,022

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per
	Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Production cost of sales - as reported	$456.6	$506.7	$915.4	$964.4
Less: portion attributable to Chirano non-controlling interest(1)	(5.1)	(4.8)	(10.9)	(9.6)
Attributable(2) production cost of sales	$451.5	$501.9	$904.5	$954.8
Adjusting items on an attributable(2) basis:
General and administrative(4)	32.0	32.4	67.2	70.7
Other operating expense - sustaining(5)	13.9	8.2	20.1	31.7
Reclamation and remediation - sustaining(6)	21.4	32.9	42.2	51.2
Exploration and business development - sustaining(7)	14.0	12.9	24.9	24.4
Additions to property, plant and equipment - sustaining(8)	89.4	90.0	179.1	175.7
All-in Sustaining Cost - attributable(2)	$622.2	$678.3	$1,238.0	$1,308.5
Other operating expense - non-sustaining(5)	13.0	4.9	19.5	7.4
Reclamation and remediation - non-sustaining(6)	1.5		3.1
Exploration - non-sustaining(7)	10.7	8.6	20.7	13.6
Additions to property, plant and equipment - non-sustaining(8)	106.2	20.6	185.7	55.0
All-in Cost - attributable(2)	$753.6	$712.4	$1,467.0	$1,384.5
Gold equivalent ounces sold	689,362	690,983	1,341,878	1,355,148
Less: portion attributable to Chirano non-controlling interest(9)	(5,778)	(4,231)	(12,348)	(8,999)
Attributable(2) gold equivalent ounces sold	683,584	686,752	1,329,530	1,346,149
Attributable(2) all-in sustaining cost per equivalent ounce sold	$910	$988	$931	$972
Attributable(2) all-in cost per equivalent ounce sold	$1,102	$1,037	$1,103	$1,028

p. 18 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

(1) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(2) “Attributable” includes Kinross’ share of Chirano (90%) production.

(3) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(4) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain severance expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(5) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(6) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(7) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(8) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the second quarter and six months ended June 30, 2017, primarily relate to projects at Tasiast.

(9) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

p. 19 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include): “2017second-quarter highlights”, “Operating results”, “Organic development projects”, “Exploration” and “Outlook” and include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; the closing of the Cerro Casale sale and the consequences thereof; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words “anticipate”, “assumption”, “believe”, “consideration”, “estimates”, “expects”, “explore”, “forecast”, “focus”, “forward”, “guidance”, “intend”, “initiative”, “measures”, “on budget”, “on schedule”, “on track”, “outlook”, “opportunity”, “phased”, “plan”, “possible”, “potential”, “project”, “projection”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, excessive or lack of rainfall and, in particular, the duration of the production curtailment at Paracatu resulting from insufficient rainfall) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailings facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws, energy levies laws, and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania, the potential passing of Environmental Protection Agency regulations in the US relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company’s mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to maintaining a debt rating consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full year 2016 MD&A and our 2017 Q1 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 20 Kinross reports 2017 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI 43-101”).

p. 21 Kinross reports 2017 second-quarter results	www.kinross.com